SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 MATERIAL FACT | 08/25 COMPANHIA PARANAENSE DE ENERGIA – COPEL CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1 B3 (CPLE3, CPLE5, CPLE6) NYSE (ELP, ELPC) LATIBEX (XCOP, XCOPO) Resumption of the Call for the Extraordinary General Meeting for Migration to [B]³’s Novo Mercado COMPANHIA PARANAENSE DE ENERGIA - COPEL (“the Company”), in continuation of Material Facts Nos. 4/25, 6/25 and 7/25 and in compliance with the provisions of paragraph 4 of Article 157 of Law No. 6,404, dated December 15, 1976 (“Brazilian Corporation Law”), and Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”) dated August 23, 2021, as amended, hereby informs its shareholders and the market in general that, at a meeting held on August 15, 2025, the CVM Board authorized the resumption of the Extraordinary General Meeting originally called to be held on August 4, 2025 (“EGM”). In line with the Collegiate's decision, the counting of the call period will resume from the date on which it was interrupted, so that the Company's management is arranging for a new call for the AGE, to be held, on first call, on August 22, 2025, at 2:00 p.m. The Company's management emphasizes that the voting instructions already sent through the remote voting bulletin (“BVD”) for the EGM will remain valid, unless the shareholder himself requests that they be disregarded or changes his voting instruction at the EGM itself. The deadlines and procedures applicable for requesting access to the EGM will be available in the updated version of the Management Manual and Proposal to be made available on this date by the Company on the CVM website and on the Company's investor relations website (https://ri.copel.com/). Finally, the Company reaffirms its commitment to transparency and to keeping the market and its shareholders properly informed, in accordance with applicable laws and regulations and in line with best corporate governance practices, through its usual disclosure channels: the websites of the CVM (www.gov.br/cvm), B3 (www.b3.com.br) and the Company itself (https://ri.copel.com/). Curitiba, August 18, 2025 Felipe Gutterres Vice-President of Financial and Investor Relations For further information, please contact the Investor Relations team: ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 18, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.